

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 9, 2015

Harsha Pulluru, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199

Re: Baillie Gifford Funds (the "Trust")
File Nos. 333-200831; 811-10145

Dear Mr. Pulluru:

We have reviewed the registration statement on Form N-1A for the Baillie Giffords Funds filed with the Commission on December 10, 2014. The registration statement relates to nine series of the Trust (the "Funds"). Based on our review of the registration statement, we have the following comments. Please consider a comment made with respect to one section or one Fund applicable to similar disclosure for each of the Funds throughout the registration statement.

Prospectus

1. On the Front Cover, please include an Amendment Number for the Trust's registration under The Investment Company Act of 1940.

2. In the bullets at the bottom of the Front Cover, please delete the reference to "July 31, 2014".

Summaries of Key Information

3. On page 1, in the fee table in *Fees and Expenses*, under "Shareholder Fees", there is a line item referring to "Subscription Anti-Dilution Levy" and one referring to "Redemption Anti-Dilution Levy". The terms currently used in the Table are neither permitted nor required by Form N-1A. Please conform the fee table here (and, as appropriate, to similar disclosure throughout the registration statement) to the table provided in Item 3 of Form N-1A. Furthermore, these terms are technical and not "Plain English," as required by Item 3 of Form N-1A.

4. Also on p. 1, in footnote (c) to the fee table, it states that "Class 5 shares were unfunded as of December 31, 2013". Please confirm to us whether this Class remains unfunded.

5. On p. 2, in *Principal Investment Strategies*, please disclose the market capitalization of the equity securities in which the Fund invests. Please also disclose each type of equity security the Fund invests in as a principal investment strategy (e.g., common stock, convertible securities, preferred shares, depositary receipts, etc.). In addition, the Fund discloses that it is permitted to use "currency hedging". Please disclose here the types of securities the Fund may use to engage in this strategy, if use of these securities is a principal investment strategy of the Fund. Please include similar information for each Fund included in the registration statement.

6. Beginning on page 2, in *Principal Risks*, for each type of security the Fund invests in as a principal investment strategy, please disclose any unique risks associated with that type of security in this section. For example, if appropriate, please include the risks associated with common stock, convertible securities, preferred shares, depositary receipts, as well as investment in the securities of small and mid-capitalization companies. If the Fund will invest in securities of unsponsored depositary receipts, please disclose the risks associated with those investments. Please also consider disclosing the risks associated with growth stocks, as this strategy is described in *Principal Investment Strategies*.

7. With regard to the disclosure in *Performance*, on page 4, in the table *Average Annual total Returns for Periods Ended December 31*, we have the following comments:

   a. The returns disclosed in the "Life of the Fund" show wide variations (e.g., 12.87% for Class 3 shares and 4.47% for Class 2 shares). However, for each class of shares, it is disclosed in footnotes to the table that "Performance for [Classes 1, 3 and 4 are] derived from the historical performance of Class 2 shares… ." Given that each class' returns are based on Class 2 share returns for the same time frame, please explain to us the discrepancy in the returns for the different shares classes. Please provide a similar explanation for return discrepancies in tables relating to each Fund in the registration statement.

   b. Please provide the Fund's legal basis for using the returns of Class 2 shares (or other share classes) to show historical performance of different share classes.

   c. In the parenthetical following "Comparative Indexes", please revise to state that the indexes "reflect no deduction for fees, expenses, *or taxes*". *See* Item 4(b)(2) of Form N-1A.

   d. Please provide the narrative disclosure required by Item 4(b)(2)(iv)(C) of Form N-1A.

8. In *Management of the Fund*, on page 4, in accordance with Item 5(b) of Form N-1A, please include each portfolio manager's title.

9. On page 15, in the fee table for The EAFE Pure Fund, footnote (c) states that "Other Expenses have been estimated for all share classes based on an estimated $50 million in assets". Please explain to us the basis for the Fund's use of $50 million here. Also, in regard to the fee waiver described in footnote (d), if the Manager will have an opportunity to recoup any costs waived, please disclose the terms of the recoupment here.

10. On page 17, under *Performance*, please disclose the narrative required under Item 4(b)(2)(i) of Form N-1A. As the Fund does not yet have performance data, please provide the narrative disclosure in accordance with Item 4, Instruction 1(b).

11. On page 20, in *Principal Investment Strategies* of the Emerging Markets Fund, please disclose how the Fund defines an emerging market country (or otherwise please describe the countries included in MSCI EM Index).

12. On page 24, in *Principal Investment Strategies* for the Emerging Markets Bond Fund, it states that "[u]nder normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in bonds *and other debt instruments*… [emphasis added]". As the Fund has the word "Bond" in its name, in accordance with rule 35d-1 under the Investment Company Act, it must invest at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. Please define "bonds." In addition, please disclose each type of debt instrument the Fund invests in as a principal investment strategy (i.e., what are the "other debt instruments" included in the 80% test?).

13. Also in *Principal Investment Strategies*, please disclose the credit quality of the bonds the Fund invests in. In particular, please disclose that the Fund invests in below investment grade securities and that these are referred to as "junk bonds" (please also reference "junk bonds" in *Principal Risks, Credit Risk* when discussing below investment grade securities). In *Principal Investment Strategies*, please also disclose the maturity and duration of the Fund's debt portfolio.

14. On page 25, in *Principal Risks, Derivatives Risk*, please tailor the disclosure of derivatives risks to focus on the risks associated with the specific derivatives the Fund uses as a principal investment strategy. In general, please review the adequacy of the disclosure concerning derivatives throughout the registration statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

15. On page 32, in *Principal Investment Strategies* of the Long Term Global Growth Equity Fund, it states that "the Fund will ordinarily invest in securities of issuers located in at least six different countries". In addition, with respect to the requirements under Investment Company Act rule 35d-1, please explain to us how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the

world (e.g., the Fund may represent that under normal market conditions, in addition to investing in at least six different countries, it will invest at least 40 percent of its assets outside the U.S. or, if conditions are not favorable, invest at least 30 percent of its assets outside the U.S.). See Investment Company Names, Investment Company Act Rel. No. 24828 at n. 42, Jan. 17, 2001 (http://www.sec.gov/rules/final/ic-24828.htm).

16. Also on page 32, in *Principal Investment Strategies*, it states that "the Fund is a non-diversified fund… ". It then states that "[a]lthough the Fund seeks to *diversify* across sectors and industries… [emphasis added]." As the Fund is non-diversified, in order to avoid confusion, please omit the word "diversify" here, or otherwise replace it with a different term, as appropriate.

17. On page 38, immediately following *Taxes*, please provide the disclosure required by Item 8 of Form N-1A, unless neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Investment Objectives and Policies

18. On page 39, it states that "the investment objectives and policies [of the Funds] are non-fundamental and may be changed by the trustees of the Trust without shareholder approval." If a Fund will provide shareholders notice of changes in the Fund's objective, please disclose.

Primary Investment Risks

19. On page 51, in *Emerging Market Risk*, in the second paragraph, it states that "[t]he Emerging Markets Fund and Emerging Markets Bond Fund will generally invest almost exclusively in [emerging] markets." Please consider including additional risk disclosure of emerging market investment in the Summary Prospectus for these two funds. Additionally, the following sentence states that [t]he Emerging Markets Fund and The Emerging Markets Bond Fund may *concentrate* their investments in particular regions. As these funds are not "concentrated", as that term is defined under the Investment Company Act, please replace the word "concentrated" here with an appropriate term to avoid confusion regarding the Funds' concentration policies.

Shares

20. Beginning at the top of page 66, in *Purchase of Shares*, there is a discussion of the imposition of a "subscription anti-dilution levy" on share purchases. In accordance with Comment #3 above, please explain the meaning of this term in Plain English. Please provide a similar explanation of the term "redemption anti-dilution levy" on page 70 in *Redemption of Shares*.

21. Also on page 70, in *Redemption of Shares*, it states that "[t]hese redemption anti-dilution levies are subject to change upon action by the Board of Trustees of the Trust.

> Shareholders will receive notice of any action by the Board of Trustees to change the redemption anti-dilution levies imposed by the Funds." Will shareholders receive *prior* notice of a change in these fees? If so, disclose.

Statement of Additional Information

22. On page 2, in the description of the Funds' concentration policy, it states that "[t]he Securities and Exchange Commission ("SEC") takes the position that government securities of a single foreign country (including agencies and instrumentalities of such government, to the extent such obligations are backed by the assets and revenues of such government) *are a separate industry for these purposes* [emphasis added]." Please explain to us the Funds' intention in including this disclosure. If a Fund intends to invest over 25% of its net assets in the sovereign debt of a single foreign country, that fact should be disclosed.

23. Please confirm that the fee waiver agreements by the Manager will be included as an Exhibit.

<p align="center">* * * * * * * *</p>

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel